# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: STARZ ENTERTAINMENT CORP /CN/, CIK 0000929351
CUSIP: 855919106
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: 250 Howe Street, 20th Floor, Vancouver, British Columbia Canada (A1), V6C 3R8
Date of event which requires filing of this statement: 03/06/2026
Filed by CIK 0002107521
Persons authorized to receive notices and communications: Byron Allen Folks, 9903 Santa Monica Bl., #418, Beverly Hills, California (CA), 90212, (310) 277-3500

## Reporting persons
- Allen Family Capital, LLC (CIK 0002107521): type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 1,803,786; sole dispositive power 0; shared dispositive power 1,803,786; aggregate amount beneficially owned 1,803,786 (10.7% of the class)
  Comment: Limited Liability Company
- Byron Allen Folks (CIK 0002105544): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,803,786; sole dispositive power 0; shared dispositive power 1,803,786; aggregate amount beneficially owned 1,803,786 (10.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value per share
Name of issuer: STARZ ENTERTAINMENT CORP /CN/
Address of issuer's principal executive offices: 250 Howe Street, 20th Floor, Vancouver, British Columbia Canada (A1), V6C 3R8

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This Schedule 13D is filed on behalf of:

Allen Family Capital, LLC
Byron Allen Folks
Residence or business address: The principal office and business address of each of the Reporting Persons is 9903 Santa Monica Bl. #418, Beverly Hills, CA 90212.
Present principal occupation or employment: The principal business of Mr. Folks is serving as the Founder, Chairman and Chief Executive Officer of Allen Media Group. The principal business of Allen Family Capital, LLC is investing in securities of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Folks is a citizen of the United States. Allen Family Capital, LLC is organized under the laws of the State of California.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Stock Purchase Agreement

On March 4, 2026, Allen Family Capital, LLC entered into a stock purchase agreement (the "Stock Purchase Agreement") with Liberty 77 Fund L.P. and Liberty 77 Fund International L.P. (collectively, the "Sellers"), pursuant to which Allen Family Capital, LLC agreed to purchase from the Sellers and aggregate of 1,803,786 Common Shares for an aggregate purchase price of $25 million, or $13.86 per share (the "Transaction"). Allen Family Capital, LLC obtained the funds for the acquisition of these shares through capital contributions of its member. The Transaction closed on March 6, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction:
General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the Transaction, and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Issuer's board of directors (the "Board"), and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Shares; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The ownership information set forth herein represents beneficial ownership of Common Shares as of the date hereof, based upon 16,781,237 Common Shares outstanding as of February 11, 2026, as disclosed in the Issuer's Transition Report on Form 10-KT filed on February 26, 2026.

Allen Family Capital, LLC is the record holder of 1,803,786 Common Shares, representing approximately 10.7% of the outstanding shares. Byron Allen Folks is the sole member of Allen Family Capital, LLC, and as a result, may be deemed to share beneficial ownership of the securities held of record by Allen Family Capital, LLC.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,803,786
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,803,786
Transactions in the class effected during the past sixty days: Except as otherwise disclosed in Item 3 herein, during the past 60 days, none of the Reporting Persons have effected any transactions in the Common Shares.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Joint Filing Agreement

## Signatures
- Allen Family Capital, LLC: /s/ Byron Allen Folks, Byron Allen Folks, Manager (03/12/2026)
- Byron Allen Folks: /s/ Byron Allen Folks, Byron Allen Folks (03/12/2026)